210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Collaborators Present Positive Head and Neck Results in Phase I/II Combination REOLYSIN® and Paclitaxel/Carboplatin Trial

CALGARY, AB, --- March 20, 2009 –Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) announced that interim clinical results from its Phase I/II U.K. trial of REOLYSIN® combined with paclitaxel/carboplatin for patients with advanced cancers were presented at the Fifth International Meeting on Replicating Oncolytic Virus Therapeutics.  The meeting is being held in Banff, Alberta from March 18th to 22nd, 2009. The principal investigator for the trial is Dr. Kevin Harrington of The Institute of Cancer Research.

To date, fifteen head and neck cancer patients have been treated in the Phase I/II trial (REO 011).  All but one patient had prior platinum treatment.  Of 12 patients evaluable for clinical response, five have experienced Partial Response (PR) and four have experienced Stable Disease (SD) ranging from two to six months.  For patients who have been followed for at least six months since their initial treatment, the median progression-free survival (PFS) is currently six months, while the overall survival is currently seven months.  The literature suggests that platinum refractory patients typically have a PFS of approximately two months and a median survival ranging from 4.5 to 6.5 months.   The overall survival figure may evolve as many of the patients are still alive.

“In patients previously treated with platinum agents, where the response rate (PR and Complete Response (CR)) is generally in the 3-10% range, a response rate of 42% and a 75% clinical benefit rate (SD, PR, and CR) are dramatic,” said Dr. Karl Mettinger, Chief Medical Officer for Oncolytics.

The Phase I/II trial has two components.  The first is a Phase I, open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously in combination with paclitaxel and carboplatin every three weeks. In this portion of the trial, standard dosages of paclitaxel and carboplatin are delivered to patients with escalating intravenous dosages of REOLYSIN®.  Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours such as head and neck, melanoma, lung and ovarian that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists.  The second component of the trial is a Phase II, 14-patient, single arm, open-label, dose-targeted, non-randomized trial of REOLYSIN® given intravenously in combination with a standard dosage of paclitaxel and carboplatin.  Eligible patients include those with advanced or metastatic head and neck cancers that are refractory to standard therapy or for which no curative standard therapy exists.

An independent, confirmatory Phase II trial using the same combination of REOLYSIN® and carboplatin/paclitaxel for patients with head and neck cancers is currently underway in the U.S.  Interim results from both the U.K. and the U.S. study formed the basis of the Phase III pivotal program now being developed for REOLYSIN® in combination with carboplatin/paclitaxel in this patient population.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy.  For further information about Oncolytics, please visit www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the implication of the materials presented at this meeting with respect to REOLYSIN®, the Company’s expectations related to the results of trials investigating delivery of REOLYSIN®, the Company’s analysis of the results of the Phase I/II REOLYSIN® paclitaxel and carboplatin trial and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
Oncolytics Biotech Inc. Cathy Ward 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 cathy.ward@oncolytics.ca	The Equicom Group Nick Hurst 325, 300 5th Ave. SW Calgary, Alberta T2P 3C4 Tel: 403.538.4845 Fax: 403.237.6916 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com